UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2024

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated October 24, 2024.

1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports third quarter 2024 financial results and provides business update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: October 24, 2024

2

Pharming Group reports third quarter 2024 financial results and provides business update

•Third quarter 2024 total revenues increased by 12% to US$74.8 million, compared to the third quarter 2023, driven by continued strong RUCONEST® and Joenja® revenue growth
•RUCONEST® third quarter revenue increased by 6% to US$63.6 million, compared to the third quarter 2023
•Joenja® (leniolisib) third quarter revenue increased by 72% to US$11.2 million, compared to the third quarter 2023
•First nine months total revenues increased by 25% to US$204.5 million, compared to the first nine months 2023
•On track for 2024 total revenue guidance of US$280 million - US$295 million (14 - 20% growth)
•Third quarter operating profit increased to US$4.1 million from US$1.9 million in the third quarter 2023
•Overall cash and marketable securities increased to US$173.3 million at the end of the third quarter 2024 from US$161.8 million at the end of the second quarter 2024
•Sijmen de Vries, our Executive Director/Chief Executive Officer, has informed the Board of Directors that he will not be available for reappointment at the next Annual General Meeting of Shareholders in May 2025
•Pharming to host a conference call today at 13:30 CEST (7:30 am EDT)

Leiden, the Netherlands, October 24, 2024: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/NASDAQ: PHAR) presents its preliminary, unaudited financial report for the three months ended September 30, 2024.

Chief Executive Officer, Sijmen de Vries, commented:
“Pharming has delivered an excellent third quarter, increasing quarterly revenues by 12% to a record-high US$74.8 million and also achieving record revenues of US$204.5 million for the first nine months of the year. The combination of strong revenue performance, combined with reduced operating expenses compared to the previous quarter, enabled us to realize a positive operating profit in the third quarter. We are firmly on track to meet our 2024 total revenue guidance of US$280 million - US$295 million (14 - 20% growth).

The third quarter demonstrated Pharming’s ability to deliver continued growth for RUCONEST® in the competitive U.S. HAE market, with strength in underlying demand including new patient enrollments. Third quarter revenue for this product increased by 6% compared to the same quarter in 2023.

For Joenja®, we continue to both increase the number of patients on therapy quarter-on-quarter and to maintain high adherence rates for these patients. We received U.K. approval for Joenja® (leniolisib) in September, demonstrating our active efforts with regulatory authorities to make this medicine available to as many patients as possible, and now look forward to the results of the reimbursement evaluation over the coming quarters and to a subsequent commercial launch.

In October 2024, we announced the start of a Phase II, proof of concept, clinical trial evaluating leniolisib in primary immunodeficiencies (PIDs) with immune dysregulation linked to PI3Kẟ signaling. This is an important step for Pharming as this trial will include patients with various PIDs with significant unmet medical need and much higher overall prevalence than APDS, including ALPS-FAS, CTLA4 haploinsufficiency, NFKB1 haploinsufficiency and PTEN deficiency. With prevalence of approximately seven patients per million, these PIDs represent a potential five-fold increase in the commercial opportunity for leniolisib, thereby ensuring Pharming is delivering on its mission to serve the unserved rare disease patient.

I have informed the Board of Directors that I will not be available, after a 16 year tenure at the helm of Pharming, for reappointment as Executive Director/Chief Executive Officer. Our company is in great shape today. So this is the right moment for me to make way for a successor to lead Pharming into the next chapter of its strategy for growth, building on the achievements of the past years. I am proud of all these achievements and grateful for the trust put in me by our patients, employees and investors over the years. I will continue to dedicate myself fully to Pharming until my successor has been appointed and will do everything in my power to ensure a smooth hand-over.”

Chairman of the Board of Directors, Dr. Richard Peters, commented:
“On behalf of the entire Board of Directors, I would like to thank Sijmen de Vries for his high commitment to Pharming over the past 16 years and for the way he has created the company that it is today, serving patients and paving the way for the delivery on the company’s strategy for growth.

The Board of Directors has engaged a leading global executive search firm for the search of a successor. Further announcements will be made when appropriate.

We will of course take time to celebrate Sijmen’s tenure as our CEO in the coming months.”

Third quarter highlights

Commercialized products
RUCONEST® marketed for the treatment of acute HAE attacks
RUCONEST® continued to perform well in the third quarter of 2024, with revenues of US$63.6 million, a 6% increase compared to the third quarter of 2023. Revenue for the first nine months of 2024 was US$172.6 million, a 12% increase compared to the same period in 2023.

The U.S. market contributed 97% of third quarter revenues, while the EU and Rest of World contributed 3%.

In the U.S. market, we saw continued strength in the third quarter in underlying in-market demand, including approximately 100 new patient enrollments. We achieved strong overall performance in the third quarter in other leading key revenue indicators including the number of prescribers, the total number of patients on therapy, and vials shipped to patients. Increasing enrollments helped to drive a sharp increase in unique patient shipments in the third quarter.

Joenja® (leniolisib) marketed for the treatment of APDS
Joenja® revenues increased to US$11.2 million in the third quarter of 2024, a 72% increase compared to the third quarter of 2023. This increase was mostly driven by higher volume from the 50% increase in patients on paid therapy in the U.S. compared to the third quarter of 2023, and revenues from EU and Rest of World which are from product provided on a named patient basis. Revenue for the first nine months of 2024 was US$31.9 million, compared to US$10.3 million for the same period in 2023.

As of September 30, 2024, we have 93 patients on paid therapy in the U.S. and an additional five patients enrolled and pending authorization, representing an increase of both active and pending patients during the third quarter and continued progress enrolling and moving eligible patients to paid therapy.

Joenja® (leniolisib) development updates
Leniolisib for APDS
Pharming made continued progress in the third quarter of 2024 on leniolisib regulatory filings for APDS patients 12 years of age and older in key global markets. Pharming is on track to complete the manufacturing activities requested by the European Medicines Agency’s (EMA) Committee for Human Medicinal Products (CHMP) and submit a response prior to the January 2026 deadline. In addition, Pharming progressed ongoing clinical trials to support regulatory filings for approval in Japan and pediatric label expansion beginning in 2025. Data readout from the clinical trial for children ages 4 to 11 years old is expected in the fourth quarter of 2024.

In total, there are currently 164 patients in a leniolisib Expanded Access Program (compassionate use), an ongoing clinical study, or a named patient program.

United Kingdom
On September 25, 2024, the U.K. Medicines and Healthcare products Regulatory Agency (MHRA) granted marketing authorization for Joenja® (leniolisib) for the treatment of APDS in adult and pediatric patients 12 years of age and older. Joenja® was the first new medicine approved by the MHRA via the International Recognition Procedure (IRP) using the U.S. FDA as reference regulator. Leniolisib is currently under evaluation by the National Institute for Health and Care Excellence (NICE) regarding reimbursement within the National Health Service (NHS) in England.

Leniolisib for additional indications (PI3Kδ platform) - Primary immunodeficiencies (PIDs) beyond APDS
On October 10, 2024, Pharming announced the start of a Phase II, proof of concept, clinical trial evaluating leniolisib in PIDs with immune dysregulation linked to PI3Kẟ signaling in lymphocytes, with similar clinical phenotypes and unmet medical needs to APDS. The first patient is expected to be enrolled in the study in the coming weeks. The clinical trial will include PID patients with ALPS-FAS, CTLA4 haploinsufficiency, NFKB1 haploinsufficiency and PTEN deficiency, among others. Epidemiology suggests a prevalence of approximately seven patients per million in this targeted PID population, compared to one to two patients per million for APDS.

The Phase II clinical trial is a single arm, open-label, dose range-finding study to be conducted in approximately 12 patients. The objectives for the trial will be to assess safety and tolerability, pharmacokinetics, pharmacodynamics, and explore clinical efficacy of leniolisib in the targeted PID population. The trial has been designed to inform a subsequent Phase III program.

Pharming has also prioritized development of leniolisib for an additional PID indication. Pharming will provide further updates and details on our plans, including the proposed clinical development plan, later this year.

Organizational update
Sijmen de Vries, our Executive Director/Chief Executive Officer, has informed the Board of Directors that he will not be available for reappointment at the Company’s next Annual General Meeting of Shareholders (AGM) in May 2025. The mandate of Sijmen de Vries is scheduled to expire at the closing of the AGM to be held in May 2025. Further announcements on the search of a successor will be made when appropriate.

Financial Summary

Consolidated Statement of Income	3Q 2024	3Q 2023	9M 2024	9M 2023
Amounts in US$m except per share data
Total Revenues	74.8	66.7	204.5	164.1
Cost of sales	(6.8)	(8.3)	(23.2)	(18.1)
Gross profit	68.0	58.4	181.3	146.0
Other income	0.8	0.3	2.1	22.8
Research and development	(20.7)	(20.8)	(60.8)	(57.3)
General and administrative	(15.3)	(10.9)	(46.0)	(31.9)
Marketing and sales	(28.7)	(25.1)	(91.9)	(86.1)
Other Operating Costs	(64.7)	(56.8)	(198.7)	(175.3)
Operating profit (loss)	4.1	1.9	(15.3)	(6.5)
Finance income (expense) and share of net profits in associates	(2.6)	1.4	0.1	(3.5)
Profit (loss) before tax	1.5	3.3	(15.2)	(10.0)
Income tax credit (expense)	(2.5)	0.2	0.5	2.6
Profit (loss) for the period	(1.0)	3.5	(14.7)	(7.4)
Share Information
Basic earnings per share (US$)	(0.002)	0.005	(0.022)	(0.011)
Diluted earnings per share (US$)	(0.002)	0.005	(0.022)	(0.011)

Segment information - Revenues	3Q 2024	3Q 2023	9M 2024	9M 2023
Amounts in US$m
Revenue - RUCONEST® (US)	62.0	58.4	168.4	149.3
Revenue - RUCONEST® (EU and RoW)	1.6	1.8	4.2	4.5
Total Revenues - RUCONEST®	63.6	60.2	172.6	153.8
Revenue - Joenja® (US)	10.0	6.5	28.7	10.3
Revenue - Joenja® (EU and RoW)	1.2	—	3.2	—
Total Revenues - Joenja®	11.2	6.5	31.9	10.3

Total Revenues - US	72.0	64.9	197.1	159.6
Total Revenues - EU and RoW	2.8	1.8	7.4	4.5

Total Revenues	74.8	66.7	204.5	164.1

Consolidated Balance Sheet	September 30, 2024	December 31, 2023
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	173.3	215.0
Current assets	282.2	316.3
Total assets	425.5	462.9
Current liabilities	79.8	78.0
Equity	225.8	218.8

Financial highlights
Third quarter 2024
For the third quarter of 2024, total revenues increased by US$8.2 million, or 12%, to US$74.8 million, compared to US$66.7 million in the third quarter of 2023. RUCONEST® revenues amounted to US$63.6 million, a 6% increase compared to the third quarter of 2023. The volume increase in the U.S., and a U.S. price increase in line with CPI, were the primary factors behind this increase in RUCONEST® revenues. Joenja® revenues amounted to US$11.2 million in the third quarter of 2024, a 73% increase compared to the third quarter of 2023. This increase was primarily driven by an increase in volume.

Gross profit increased by US$9.7 million or 17% to US$68.0 million (3Q 2023: US$58.4 million), mainly due to the increase in revenues.

The operating profit amounted to US$4.1 million compared to an operating profit of US$1.9 million in the third quarter of 2023. This increase was primarily due to the increase in gross profit mentioned above, offset by the increase in operating expenses from US$56.8 million in the third quarter of 2023 to US$64.7 million. The increase in operating expenses compared to the same quarter in 2023 was caused by a combination of continuing investments in Joenja® in the U.S., launch preparation for leniolisib outside of the U.S., increasing R&D investments to expand the leniolisib franchise and increased payroll expenses due to business growth. Third quarter 2024 operating expenses decreased 8% from US$70.1 million in the second quarter of 2024.

The net finance result amounted to a loss of US$2.2 million compared to a gain of US$1.9 million in the third quarter of 2023. This was primarily driven by unfavorable EUR/USD exchange rate developments, resulting in a foreign currency loss of US$1.5 million compared to a gain of US$1.7 million in the third quarter of 2023. Additionally, interest expense increased by US$1.0 million in the third quarter of 2024 compared to the previous year, following the convertible bond issuance in the second quarter of 2024.

The Company had a net loss of US$1.0 million, compared to a net profit of US$3.5 million in the third quarter of 2023. This change was mainly due to higher finance expense resulting from unfavorable EUR/USD exchange rate developments and higher income tax expenses, despite higher operating profit. While the exchange rate fluctuations resulted in a foreign currency loss in the income statement, currency translation differences in other comprehensive income led to a positive result of US$2.9 million, compared to a negative result of US$5.2 million in the third quarter of 2023. This outcome was driven by the Company’s predominantly euro-denominated assets, including the vast majority of the cash and marketable securities position.

Cash and cash equivalents, including restricted cash and marketable securities, increased from US$161.8 million at the end of second quarter of 2024 to US$173.3 million at the end of the third quarter of 2024.

This increase was primarily driven by positive cash flows from operations of US$9.7 million (3Q 2023: US$3.5 million), which includes a deduction of US$9.1 million in paid taxes (3Q 2023: US$0.0 million).

Nine months 2024
Total revenues increased 25% during the first nine months of 2024 to US$204.5 million, versus US$164.1 million during the first nine months of 2023. Total RUCONEST® revenues were 12% higher at US$172.6 million, compared to revenues of US$153.8 million for the first nine months of 2023. Joenja® revenues amounted to US$31.9 million in the first nine months of 2024, a 210% increase compared to the first nine months of 2023 (first sales commenced at the start of the second quarter of 2023). This increase was primarily driven by an increase in volume.

Gross profit increased by US$35.3 million or 24% to US$181.3 million (9M 2023: US$146.0 million), mainly due to the increase in revenues.

Other income decreased to US$2.0 million compared to US$22.8 million in the first nine months of 2023. Other income in the first nine months of 2023 was supported by the sale of the Rare Pediatric Disease Priority Review Voucher (PRV) to Novartis for a pre-agreed, one-time payment of US$21.1 million.

The operating loss amounted to US$15.3 million compared to an operating loss of US$6.5 million in the first nine months of 2023. This change was mainly due to the decrease in other income and the expected increase in operating expenses from US$175.3 million in the first nine months of 2023 to US$198.7 million, offset by the above mentioned increase in gross profit in the first nine months of 2024. The first nine months of 2023 operating expenses included milestone payments for Joenja® of US$10.5 million in the second quarter. The increase in operating expenses in the first nine months of 2024 was caused by a combination of continuing investments in Joenja® in the U.S., launch preparation for leniolisib outside of the U.S., increasing R&D investments to expand the leniolisib franchise and increased payroll expenses due to business growth. Excluding the one time proceeds from the PRV sale and the milestone payment expenses for Joenja® in the first nine months of 2023, the operating loss decreased from US$17.1 million to US$15.3 million in the first nine months of the current year.

The net finance result amounted to a gain of US$1.4 million compared to a loss of US$2.6 million in the first nine months of 2023. This was primarily driven by a fair value gain of US$5.2 million upon the reclassification of the convertible bond-related derivative to equity. This fair value gain was a result of the decrease in value of the option component classified as a derivative from issuance until the physical settlement date of the newly issued convertible bond. In addition, interest income from investments in marketable securities, which commenced in the second quarter of 2023, increased by US$1.7 million. These positive results were partially offset by US$1.1 million higher interest expense on the 2024 issued convertible bond and unfavorable EUR/USD exchange rate developments, which led to a foreign currency loss of US$1.3 million compared to a loss of US$0.1 million in the first nine months of 2023.

The Company had a net loss of US$14.7 million, compared to a net loss of US$7.4 million in the first nine months of 2023. In addition to the support in other income from the PRV and the milestone payments for Joenja® in the first nine months of 2023, the change was mainly due to an increase in gross profit, higher interest income and the fair value gain upon the reclassification of the convertible bond-related derivative to equity, offset by an increase in operating expenses, unfavorable EUR/USD exchange rate developments and higher interest expenses on the 2024 issued convertible bond.

Cash and cash equivalents, including restricted cash and marketable securities, decreased from US$215.0 million at the end of 2023 to US$173.3 million at the end of September 2024. This decrease was primarily driven by the repurchase of the outstanding convertible bonds amounting to US$134.9 million and paid taxes of US$13.9 million, offset by net proceeds of US$104.5 million for newly issued convertible bonds.

On 5 October 2023, Orchard Therapeutics Plc. (Orchard) announced it had entered into a definitive agreement with Japanese company Kyowa Kirin Co. LTD for the acquisition of Orchard. During the first nine months of 2024, Pharming received US$2.0 million in cash for its shares held in Orchard. Pharming has terminated the research collaboration & licensing agreement with Orchard Therapeutics and discontinued the OTL-105 program.

Outlook/Summary
For the remainder of 2024 and the full year, the Company anticipates:
•Total revenues between US$280 million and US$295 million (14% to 20% growth).
•Continued progress finding additional APDS patients in the U.S., supported by family testing and VUS validation efforts, and subsequently converting patients to paid Joenja® (leniolisib) therapy.
•Increasing leniolisib ex-U.S. revenues - through our Named Patient Program and other funded early access programs in key global markets.
•Completion of leniolisib clinical trials to support regulatory filings for approval in Japan and pediatric label expansion in key global markets.
•Progress towards regulatory approvals for leniolisib in the EEA, Canada and Australia.
•Advancing the Phase II clinical trial for leniolisib in PIDs with immune dysregulation linked to PI3Kδ signaling to significantly expand the long-term commercial potential of leniolisib.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2024 is provided.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CEST today.

Conference Call
The conference call will begin at 13:30 CEST/07:30 EDT on Thursday, October 24. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/yotjk8ib

Conference call dial-in details:
https://register.vevent.com/register/BId118ac68d9124f67b1a83e3769559100

Additional information on how to register for the conference call/webcast can be found on the Pharming.com website.

For further public information, contact:
Pharming Group N.V., Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended September 30, 2024
•Condensed consolidated interim statement of income
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
~~•~~Condensed consolidated interim statement of cash flows

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
For the period ended September 30

Amounts in US$ ‘000	3Q 2024	3Q 2023	9M 2024	9M 2023
Revenues	74,849	66,661	204,528	164,099
Costs of sales	(6,819)	(8,295)	(23,186)	(18,094)
Gross profit	68,030	58,366	181,342	146,005
Other income	777	304	2,034	22,811
Research and development	(20,721)	(20,753)	(60,839)	(57,287)
General and administrative	(15,292)	(10,886)	(45,999)	(31,849)
Marketing and sales	(28,686)	(25,123)	(91,863)	(86,136)
Other Operating Costs	(64,699)	(56,762)	(198,701)	(175,272)
Operating profit (loss)	4,108	1,908	(15,325)	(6,456)
Fair value gain (loss) on revaluation	21	—	5,159	—
Other finance income	825	1,251	3,760	2,050
Other finance expenses	(2,998)	633	(7,488)	(4,621)
Finance result, net	(2,152)	1,884	1,431	(2,571)
Share of net profits (loss) in associates using the equity method	(442)	(485)	(1,276)	(954)
Profit (loss) before tax	1,514	3,307	(15,170)	(9,981)
Income tax credit (expense)	(2,548)	157	470	2,556
Profit (loss) for the period	(1,034)	3,464	(14,700)	(7,425)
Basic earnings per share (US$)	(0.002)	0.005	(0.022)	(0.011)
Diluted earnings per share (US$)	(0.002)	0.005	(0.022)	(0.011)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the period ended September 30

Amounts in US$ ‘000	3Q 2024	3Q 2023	9M 2024	9M 2023
Profit (loss) for the period	(1,034)	3,464	(14,700)	(7,425)
Currency translation differences	2,883	(5,158)	(1,352)	(2,079)
Items that may be subsequently reclassified to profit or loss	2,883	(5,158)	(1,352)	(2,079)
Fair value remeasurement investments	1	281	79	419
Items that shall not be subsequently reclassified to profit or loss	1	281	79	419
Other comprehensive income (loss), net of tax	2,884	(4,877)	(1,273)	(1,660)
Total comprehensive income (loss) for the period	1,850	(1,413)	(15,973)	(9,085)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Amounts in US$ ‘000	September 30, 2024	December 31, 2023
Non-current assets
Intangible assets	67,096	71,267
Property, plant and equipment	8,692	9,689
Right-of-use assets	21,975	23,777
Long-term prepayments	93	92
Deferred tax assets	36,752	29,761
Investment accounted for using the equity method	1,016	2,285
Investments in equity instruments designated as at FVTOCI	—	2,020
Investment in debt instruments designated as at FVTPL	6,150	6,093
Restricted cash	1,548	1,528
Total non-current assets	143,322	146,512
Current assets
Inventories	62,227	56,760
Trade and other receivables	48,199	46,158
Marketable securities	111,104	151,683
Cash and cash equivalents	60,662	61,741
Total current assets	282,192	316,342
Total assets	425,514	462,854
Equity
Share capital	7,750	7,669
Share premium	487,079	478,431
Other reserves	9,334	(2,057)
Accumulated deficit	(278,371)	(265,262)
Shareholders’ equity	225,792	218,781
Non-current liabilities
Convertible bonds	92,099	136,598
Lease liabilities	27,784	29,507
Total non-current liabilities	119,883	166,105
Current liabilities
Convertible bonds	3,319	1,824
Trade and other payables	72,638	72,528
Lease liabilities	3,882	3,616
Total current liabilities	79,839	77,968
Total equity and liabilities	425,514	462,854

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the period ended September 30
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total equity
Balance at January 1, 2023	7,509	462,297	(8,737)	(256,431)	204,638
Profit (loss) for the period	—	—	—	(7,425)	(7,425)
Reserves	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	(1,660)	—	(1,660)
Total comprehensive income (loss) for the period	—	—	(1,660)	(7,425)	(9,085)
Other reserves	—	—	(518)	518	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	574	574
Share-based compensation	—	—	—	5,935	5,935
Options exercised / LTIP shares issued	141	13,686	—	(5,947)	7,880
Value of conversion rights of convertible bonds	—	—	—	—	—
Total transactions with owners, recognized directly in equity	141	13,686	(518)	1,080	14,389
Balance at September 30, 2023	7,650	475,983	(10,915)	(262,776)	209,942

Balance at January 1, 2024	7,669	478,431	(2,057)	(265,262)	218,781
Profit (loss) for the period	—	—	—	(14,700)	(14,700)
Reserves	—	—	1,560	(1,560)	—
Other comprehensive income (loss) for the period	—	—	(1,273)	—	(1,273)
Total comprehensive income (loss) for the period	—	—	287	(16,260)	(15,973)
Other reserves	—	—	(31)	31	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(241)	(241)
Share-based compensation	—	—	—	8,605	8,605
Options exercised / LTIP shares issued	81	8,648	—	(5,244)	3,485
Value of conversion rights of convertible bonds	—	—	11,135	—	11,135
Total transactions with owners, recognized directly in equity	81	8,648	11,104	3,151	22,984
Balance at September 30, 2024	7,750	487,079	9,334	(278,371)	225,792

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the period ended September 30

Amounts in $’000	3Q 2024	3Q 2023	9M 2024	9M 2023
Profit (loss) before tax	1,514	3,307	(15,170)	(9,981)
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	2,743	2,902	8,371	8,370
Equity settled share based payments	2,918	1,965	8,605	5,935
Fair value loss (gain) on revaluation	(21)	—	(5,159)	—
Gain on disposal from PRV sale	—	—	—	(21,080)
Other finance income	(182)	(1,251)	(3,117)	(2,050)
Other finance expenses	2,315	(633)	6,765	4,621
Share of net result in associates using the equity method	442	485	1,276	954
Other	—	1,055	—	(1,130)
Operating cash flows before changes in working capital	9,729	7,830	1,571	(14,361)
Changes in working capital:
Inventories	(2,133)	(396)	(5,248)	(11,113)
Trade and other receivables	2,919	(7,363)	(2,044)	(12,902)
Payables and other current liabilities	6,560	3,242	4,305	8,075
Restricted cash	—	(47)	—	363
Total changes in working capital	7,346	(4,563)	(2,987)	(15,577)

Interest received	1,784	260	4,154	1,059
Income taxes received (paid)	(9,117)	—	(13,864)	—
Net cash flows generated from (used in) operating activities	9,742	3,527	(11,126)	(28,879)

Capital expenditure for property, plant and equipment	(366)	(147)	(660)	(1,133)
Proceeds on PRV sale	—	—	—	21,080
Investment intangible assets	—	23	—	23
Disposal of investment designated as at FVOCI	8	—	1,972	—
Purchases of marketable securities	(109,796)	(144,554)	(222,249)	(231,901)
Proceeds from sale of marketable securities	114,504	86,451	262,345	86,451
Net cash flows generated from (used in) investing activities	4,350	(58,227)	41,408	(125,480)

Payment of lease liabilities	(918)	(1,007)	(2,485)	(3,022)
Interests on lease liabilities	(258)	(270)	(784)	(825)
Net proceeds of issued convertible bonds	(263)	—	104,539	—
Repurchase of convertible bonds	(9)	—	(134,931)	—
Interests on convertible bonds	(8)	(2,029)	(2,032)	(4,052)
Settlement of share based compensation awards	23	8,546	3,485	7,880
Net cash flows generated from (used in) financing activities	(1,433)	5,240	(32,208)	(19)

Increase (decrease) of cash	12,659	(49,460)	(1,926)	(154,378)
Exchange rate effects	861	(913)	847	1,689
Cash and cash equivalents at the beginning of the period	47,142	105,026	61,741	207,342

Total cash and cash equivalents at September 30	60,662	54,653	60,662	54,653